SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________ to _________________________

Commission file number 0-24425

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620

King Pharmaceuticals, Inc.
401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Index
December 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 8
Supplemental Schedule
Schedule H, line 4i; Schedule of Assets (Held at End of Year)	9
EX-23 REPORT OF INDEPENDENT ACCOUNTANTS

Note: Other schedules required by 29 CFR 2520.130-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Greensboro, North Carolina
June 24, 2004

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value	$60,193,500	$35,529,278
Receivables:
Contributions receivable
Participant	—	295,304
Employer	—	94,634
Accrued income	24,668	16,518
Cash	620,112	12,851

Total Assets	60,838,280	35,948,585

Liabilities
Accrued administrative expenses	6,823	8,655

Total Liabilities	6,823	8,655

Net assets available for benefits	$60,831,457	$35,939,930

The accompanying notes are an integral part of these financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

Additions to net assets attributed to:
Net appreciation in fair value of investments	$6,936,955
Participant contributions	8,141,924
Employer contributions	3,557,503
Transfer from other plans	11,081,288
Dividend and interest income	87,590

Total additions	29,805,260

Deductions from net assets attributed to:
Benefits paid	4,893,420
Administrative expenses	20,313

Total deductions	4,913,733

Net increase	24,891,527
Net assets available for benefits:
Beginning of year	35,939,930

End of year	$60,831,457

The accompanying notes are an integral part of these financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements
For the years ended December 31, 2003 and 2002

1.      Description of Plan

The following description of the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement or the Summary Plan Description for a more complete description of the Plan’s provisions.

Description of Plan Sponsor

King Pharmaceuticals, Inc. (the “Company”) was incorporated in the State of Tennessee in 1993. Its wholly-owned subsidiaries are Monarch Pharmaceuticals, Inc.; Jones Pharma Incorporated; King Pharmaceuticals Research and Development, Inc.; Meridian Medical Technologies, Inc; Parkedale Pharmaceuticals, Inc.; King Pharmaceuticals of Nevada, Inc.; and Monarch Pharmaceuticals Ireland Limited.

General

The Plan is a defined contribution plan, established by the Company as of January 1, 1994, under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all employees who have completed a minimum of one hour of service and are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participation in the Plan is voluntary. Active participants may contribute up to 100% of earnings to the Plan in accordance with IRC Section 402(g). In 2003, each participant’s deferral contributions to the Plan were limited to the IRS 2003 maximum of $12,000. Participants can direct the investment of contributions into various investment options offered by the Plan.

Catch-up contributions, as defined by IRC Section 414(v), are allowed under the Plan document. The contributions were limited to $2,000 in 2003 by the IRC. After-tax contributions are not allowed under the Plan document. Rollovers into the Plan from 401(a) tax qualified plans and conduit IRAs are allowed.

The Company elected to match a portion of the participants’ eligible contributions for the Plan year. For the time period January 1, 2003 through March 31, 2003, the Company matched 100% of employee deferrals, up to 3% of eligible compensation. From April 1, 2003 through December 31, 2003, the Company matched 100% of employee deferrals, up to 4% of eligible compensation.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 3 years of credited service. A credited year of service is defined as 1,000 hours worked in a calendar year.

Investment Options

The Plan provided participants fifteen investment options as of December 31, 2003:

Artisan International Fund

Artisan Midcap Fund
Dreyfus Small Cap Stock Index
FAM Value Fund
Harbor International Fund
King Pharmaceuticals, Inc. Common Stock
MFS Massachusetts Investors Growth Fund
PIMCO Low Duration Institutional Fund
PIMCO Real Return Institutional Fund
PIMCO Total Return Institutional Fund
Schwab Retirement Money Market Fund

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements
For the years ended December 31, 2003 and 2002

Vanguard Equity Income Fund

Vanguard Index 500
Vanguard Intermediate – Term Bond Index Fund
Vanguard Midcap Index Fund

The Plan provided participants eleven investment options as of December 31, 2002:

Artisan International Fund

FAM Value Fund
King Pharmaceuticals, Inc. Common Stock
MFS Massachusetts Investors Growth Fund
MFS Mid Cap Growth Fund
PIMCO Low Duration Institutional Fund
PIMCO Total Return Institutional Fund
Schwab Retirement Money Market
Vanguard Equity Income Fund
Vanguard Index 500
Vanguard Intermediate – Term Bond Index Fund

Participant Accounts

Participant accounts are credited for participant contributions, employer contributions, fund transfers or loan repayments with units representing interests in investment funds. Unit values are calculated daily to reflect the gains or losses of the underlying fund investments and expenses. The benefit to which a participant is entitled is the number of units in the participant’s account multiplied by the appropriate unit values on the valuation date, limited to the amount which can be provided from the participant’s vested account.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loan repayment term is for a period not to exceed 5 years (or not to exceed 10 years if the purpose of the loan is to acquire a primary residence). The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1% established at the origination date of the loan. Interest rates on outstanding loans range from 5.0% to 10.5% as of December 31, 2003. Interest earned on principal loans receivable is allocated directly to a participant directed fund. Principal and interest are paid through payroll deductions. Participant loans are stated at cost, which approximates fair value.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment or as installment payments over a fixed period of time and are recorded when paid.

Forfeitures

Forfeited nonvested accounts are used to reduce future employer contributions. The cumulative forfeitures balance available for use at December 31, 2003 and 2002 was $171,199 and $122,842, respectively.

Employer contributions were reduced by $123,194 and $404,602 in 2003 and 2002, respectively, by forfeited nonvested accounts.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements
For the years ended December 31, 2003 and 2002

2.         Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis and in accordance with generally accepted accounting principles.

Investment Valuation and Income Recognition

In 2003, the Plan invested in mutual funds, money market funds, and a common stock. These investments are valued at fair market value based on the last sales price or, if no sale occurred on that date, the closing bid price. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation on those investments.

Realized gains and losses are recognized when securities are sold. The average cost method is used in determining the costs of the securities sold.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest and the form and timing of payment will be as determined under the Plan at the time of Plan termination.

Administrative Costs

Personnel and facilities of the Plan sponsor have been used by the Plan for its administrative activities at no cost to the Plan.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. All investment options are exposed to various risks, such as interest rate, market and credit risks. Risks associated with investment options may materially affect participants’ account balances and the accompanying financial statements.

3.         Tax Status

No determination letter has been received for the Plan as it operates under a prototype document. The IRS issued an opinion letter for the prototype on August 31, 2001, stating that the form of the prototype is acceptable under

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements
For the years ended December 31, 2003 and 2002

Section 401 of the IRC for use by employers for the benefit of their employees. The Plan has been amended subsequent to the opinion letter. The Plan administrator and the Plan’s ERISA counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.         Investments

The following is a summary of investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002:

	Fair Value
	December 31,
	2003	2002

Artisan International Fund	6,703,513	4,289,951
FAM Value Fund	3,966,070	1,884,929
King Pharmaceuticals, Inc. Common Stock	4,145,341	6,129,553
MFS Massachusetts Investors Growth Stock	4,493,073	2,552,079
PIMCO Total Return Fund Institutional Class	4,456,447	3,090,712
Schwab Retirement Money Market Fund	8,169,607	4,511,629
Vanguard Equity Income Fund	7,984,612	4,754,376
Vanguard Index Trust 500	10,922,309	6,040,698
Other	9,352,528	2,275,351

	$60,193,500	$35,529,278

The Company’s common stock ceased to be an option for participants on June 30, 2002 and all participants in the Plan were required to have divested their investments in the Company’s common stock as of March 31, 2004.

5.         Related Party Matters

At December 31, 2003 and 2002, the Plan held investments in funds co-managed by First Tennessee National Association (“First Tennessee”). The Plan also contracted with First Tennessee for trustee services. The fair value of the investments in the funds was $60,193,500 and $35,529,278, respectively.

The Charles Schwab Trust Company (“Schwab”), who is also the custodian of the Plan, manages one of the investment options.

A class action complaint was filed in the United States District Court for the Eastern District of Tennessee under ERISA. As amended, the complaint alleges that the Company and certain of its executive officers, former executive officers, directors, former directors and an employee of the

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements
For the years ended December 31, 2003 and 2002

Company violated fiduciary duties that they allegedly owed the Plan’s participants and beneficiaries under ERISA. The Company filed a motion to dismiss the ERISA action on March 5, 2004; this motion to dismiss is currently pending. The Company intends to vigorously defend this action. Any recovery by the plaintiffs would not be paid from the assets of the Plan.

6.        Reconciliation of Financial Statements to Form 5500

The Form 5500 for the plan has not yet been filed, however, no material difference is anticipated between the audited financial statements and the Form 5500.

7.        Plan Merger

On January 8, 2003, the Company completed its acquisition of Meridian Medical Technologies, Inc. As of August 1, 2003, the Meridian Medical Technologies Inc. Profit Sharing Thrift Plan (the “Meridian Plan”) was merged into and with the Plan. On December 2, 2003, assets in the amount of $8,900,403 were transferred from the trust account of the Meridian plan into the Schwab account of the Plan. Activity recorded in the trust account of the Meridian plan during the time period from August 1, 2003 to December 2, 2003 has been included in the financial statements herein and will be included in the Form 5500 for fiscal year 2003 to be filed by the Plan.

Supplemental Schedule

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, line 4(i)
As of December 31, 2003

a. Party in	b. Identity of issuer, borrower, lessor or	c. Description of	Units/
interest	similar party	investment	Shares	e. Current value

	Artisan International Fund	Mutual Fund	354,495	$6,703,513

	Artisan Midcap Fund	Mutual Fund	55,308	1,425,842

	Dreyfus Small Cap Stock Index	Mutual Fund	57,518	985,845

	FAM Value Fund	Mutual Fund	96,380	3,966,070

	Harbor International Fund	Mutual Fund	45,512	1,674,385

*	King Pharmaceuticals, Inc. Common Stock	Common Stock	271,640	4,145,341

	MFS Massachusetts Investors Growth Stock	Mutual Fund	396,915	4,493,073

	PIMCO Low-duration Fund Inst. Class	Mutual Fund	52,435	536,938

	PIMCO Real Return Fund Inst. Class	Mutual Fund	158,615	1,784,422

	PIMCO Total Return Fund Inst. Class	Mutual Fund	416,102	4,456,447

	Vanguard Equity Income Fund	Mutual Fund	357,894	7,984,612

	Vanguard Mid Cap Index Fund	Mutual Fund	28,280	371,319

	Vanguard Index Trust 500	Mutual Fund	106,527	10,922,309

	Vanguard Intermediate-Term Bond Fund	Mutual Fund	152,019	1,625,087

			2,549,640	51,075,203

*	Schwab Retirement Money Market Fund	Money Market Fund	8,169,607	8,169,607

	Participant Loans	Interest rates of 5.0% to 10.5%	—	948,690

			10,719,247	$60,193,500

Column (d) is omitted for participant–directed investments.

*	Represents party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Date: June 24, 2004

/s/ James R. Lattanzi James R. Lattanzi Chief Financial Officer

EXHIBIT INDEX

23	Report of Independent Registered Public Accounting Firm